SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 20 December, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on 20 December, 2013.

CORPORATE COMMUNICATIONS
PRESS RELEASE	Amsterdam, 20 December 2013

ING publishes historical trend data adjusted for upcoming changes in the ING Insurance reporting structure

As previously announced, and in the context of the preparations of ING Insurance to become a stand-alone company through a base case Initial Public Offering (IPO), ING Insurance will change its reporting segmentation starting per the fourth quarter of 2013. The new reporting segmentation better aligns the businesses of ING Insurance with their governance and internal management. The historical trend data published today allows for easy comparison with fourth-quarter and full-year 2013 results that will be published on 12 February 2014.

The new segmentation for ING Insurance includes the businesses of ING Life Japan. As previously announced, these businesses are in scope of the base case IPO of ING Insurance and will therefore no longer be classified as held for sale and discontinued operations. In line with the above, the reporting segments for ING Insurance as of the fourth quarter 2013 are as follows:

•	Netherlands Life

•	Netherlands Non-life

•	Insurance Europe

•	Japan Life

•	Investment Management

•	Other

•	Japan Closed Block VA

In addition to the changed segmentation, ING Insurance will use ‘Operating result of the ongoing business’ and ‘Result before tax’ as its main financial performance indicators instead of ‘Underlying result’, reflecting the focus of ING Insurance on the operating results of the ongoing businesses. A reconciliation from ‘Operating result’ to ‘Underlying result’ is provided in the historical trend data.

The extra historical trend data can be downloaded via ING.com.

Press enquiries	Investor enquiries
Ingeborg Klunder	ING Group Investor Relations
+31 20 57 66371	+31 20 57 66396
Ingeborg.Klunder@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 20 December, 2013